FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company"), you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of its availability on HSBC's website. To receive future notifications of a corporate communication's availability on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of this document's availability on HSBC's website and would like to receive a printed copy or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Hong Kong SAR; Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. Holders of American Depositary Shares may obtain copies of this document by calling 001 224 544 3292 or by writing to Internal Communications, HSBC-North America, 26525 N. Riverwoods Boulevard, Mettawa, Illinois 60045, USA.


--------------------------------------------------------------------------------
                                HSBC Holdings plc
                                    Notice of
                             Annual General Meeting
                            to be held on 30 May 2008

--------------------------------------------------------------------------------

Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 30 May 2008 is set out on pages 17 to 34.

The action to be taken by Shareholders is set out on page 6. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the Form. Submission of a Form of Proxy will not preclude a shareholder from attending and voting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

3 April 2008

Access to the Meeting The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Surinder Gill (telephone +44
(0)20 7992 1385, fax +44 (0)20 7992 4631, e-mail  surindergill@hsbc.com)  if you have any particular access or other needs.

This Notice of Annual General Meeting and the Annual Report and Accounts and/or Annual Review are available on our website, www.hsbc.com.

The  Annual   General   Meeting   can  be  viewed   live  on  the   internet  at
www.hsbc.com/agmwebcast. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2008.

                                                                  3 April 2008

Dear Shareholder

                 Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 30 May 2008. The Notice of Annual General Meeting is set out on pages 17 to 34 of this document.

1 Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares.

The general purpose of these authorities is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

In addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors would have authority to allot new Ordinary Shares up to a maximum amount (in nominal value) of US$1,186,700,000, equivalent to 20 per cent of the Ordinary Shares in issue on 27 March 2008, being the latest practicable date prior to the printing of this document.

Within this amount, the Directors would have authority to allot Ordinary Shares (and, in addition, to sell any Ordinary Shares which may be held in treasury) wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$296,675,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 27 March 2008. The Company does not currently hold any of its shares in treasury.

Other than on the exercise of options granted under the employee share plans or pursuant to the Company's scrip dividend scheme your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

It is proposed that these general authorities be extended until the Annual General Meeting in 2009.


HSBC Holdings plc
Incorporated in England with limited liability. Registered in
England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

2    Resolution 7 (Purchase of Ordinary Shares by the Company)

The Company has power under its Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It is emphasised that it remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. Having this authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances.

The UK Companies Act 1985 (as amended) permits the Company to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Stock Exchange's Listing Rules applicable to the Company, details of which can be found on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix I.

3    Resolutions 8 and 9 (Alterations to the Articles)

To reflect the provisions of the UK Companies Act 2006 brought into force on 1 October 2007, and certain additional provisions which will come into effect on 6 April 2008 and 1 October 2008 and other related matters, it is proposed that certain alterations be made to the Articles of Association.

The UK Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the UK Companies Act 2006, from 1 October 2008 a director must avoid a situation where he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The UK Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The UK Companies Act 2006 also allows the articles to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The proposed amendments to the Articles of Association give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards that will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

The proposed amendments to the Articles of Association relating to directors' conflicts of interest also contain provisions relating to confidential information, attendance at board meetings and availability of board papers to deal with situations where a director may be in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. In addition, certain changes have been proposed to permit directors to vote in relation to an indemnity or any proposal concerning the funding of expenditure by one or more directors on defending proceedings against him/her or them where all directors are also being offered an indemnity or funding on substantially the same terms.

It is the board's intention to report annually on the Company's procedures for ensuring that the board's powers to authorise conflicts are operated effectively and that the procedures have been followed.

Further information in relation to the proposed alterations to the Articles of Association is set out in Appendix II.

The remaining provisions of the UK Companies Act 2006 are now expected to come into force on 1 October 2009. In addition, various regulations that relate to certain of these provisions have yet to be finalised. Consequently, it will be necessary for the Company to undertake a further review of its Articles of Association in due course in order to reflect these other provisions. As these further changes to the Articles of Association will be reasonably substantial in number, it is expected that the Company will adopt new Articles of Association at its Annual General Meeting in 2009.

4    Resolution 10 (Share plan)

Resolution 10 proposes the amendment of the rules of the HSBC Share Plan (the "Plan"), which were adopted on 27 May 2005. The Plan expires on 27 May 2015. The Plan as proposed to be amended is summarised in Appendix III.

In July 2007, the Remuneration Committee (the "Committee") appointed Mercer Limited as its independent advisers and, as part of its annual review of remuneration, requested them to carry out a comprehensive assessment of the remuneration arrangements of the executive Directors and other senior executives. The objective was to ensure closer alignment of remuneration arrangements with HSBC's business strategy, taking into account competitive market practice.

Among the changes to the remuneration strategy that are being implemented, the Company is seeking approval from its shareholders to make changes to the performance measures applicable to the vesting of Performance Share awards (see Appendix III) which may be made under the Plan. This is part of an overall change in remuneration structure, details of which are described in the Directors' Remuneration Report issued on 3 March 2008. The intention is to rebalance overall remuneration so that the base salary element is a smaller proportion of the whole remuneration package. At the same time a greater proportion of compensation will be share-based, which, whilst delivering competitive remuneration at the market median, provides an opportunity for top quartile total compensation for higher levels of performance. In addition, share ownership requirements will be increased.

As part of the Company's on-going commitment to shareholder engagement, we have shared these proposals with its largest institutional shareholders, representing approximately 50 per cent of the share capital of HSBC, and leading institutional shareholder bodies and have taken into account feedback received from them.

The Committee proposes to continue making awards of Performance Shares under the Plan and to maintain the overall maximum individual award at its current level of 700 per cent of salary. Reflecting the nature of the performance measures, the progressive vesting of the awards geared to outperformance, as well as competitive market practice in our global comparator group for remuneration purposes, from 2008 the Committee expects to make awards to executive Directors closer to or at the permitted maximum but which would only vest in full in the event of full achievement of all performance measures.

The Committee believes that the vesting schedules applicable to the proposed performance measures provide an appropriate relationship between pay and performance and are aligned with corporate governance guidelines in the UK where the expectation is that threshold vesting should be modest, with full vesting occurring for the achievement of significantly greater value creation than that applicable to threshold vesting.

Awards will be granted to executive Directors and other senior executives shortly after the Meeting. These will be made under the amended Plan subject to the proposed amendments to the Plan receiving shareholder approval. If the proposed amendments are not approved by shareholders, the Plan will continue to be operated in its unamended form. The performance measures for awards of Performance Shares made prior to 2008 will not be affected by the proposals.

The expected value of long-term incentive awards under the proposals, taking into account the new vesting schedules applicable to the performance conditions, is 41 per cent of face value.

The Company currently operates a formal share ownership policy, expressed as a number of shares, for the executive Directors and the senior management team. To demonstrate further alignment with shareholders and to reflect the proposed increase in awards to executive Directors, it is proposed that the share ownership requirements will be increased as follows:

o Group Chairman and Group Chief Executive: increase from 300,000 to 600,000 shares; and

o     Group Finance Director: increase from 100,000 to 200,000 shares.

The Group Chairman, Group Chief Executive and Group Finance Director will have three years from the date of award in 2008 to achieve their required share ownership target.

Appropriate targets will be set for other newly appointed executive Directors. The timeframe to achieve the required targets for newly appointed executive Directors will be five years, effective from the date of appointment to the Board.

Whilst the formal share ownership policy is not part of the Plan, information has been included on this policy to provide additional information on the alignment of the executive Directors' interests with those of shareholders.

Changes to Performance Measures

It is proposed that, for future awards of Performance Shares, the vesting of the awards will be based on three independent performance measures and an overriding 'sustained improvement' judgement by the Committee. In addition to performance measures based on relative total shareholder return ("TSR") and growth in earnings per share ("EPS"), a further measure, based on Group economic profit ("EP") will be used to determine the extent of the vesting of the Performance Shares. The three measures will apply as follows: 40 per cent of the award will be linked to TSR, 40 per cent to EP, and the remaining 20 per cent to EPS.

Awards will not vest unless the Committee is satisfied that HSBC's financial performance has shown a sustained improvement in the period since the award date. In determining this, the Committee will take into account all relevant factors, but in particular, comparisons against the TSR comparator group (see Appendix III) in areas such as revenue growth and mix, cost efficiency, credit performance, return on cash invested, dividend performance and TSR.

The proposed performance measures and targets, which are set out in Schedule 5 of the amended rules of the Plan, will apply for awards made in 2008 subject to the amendments to the Plan receiving shareholder approval. The Committee will review annually whether the performance targets remain appropriate and challenging, or should be recalibrated, for awards made thereafter, taking into account factors such as economic expectations, the industry's outlook and shareholders' interests.

The  Committee  will  consult  in  accordance  with  institutional   shareholder
guidelines on any future changes proposed to the nature of the performance measures and their percentage split referred to above.

TSR

The review undertaken by the Committee has highlighted that a revision of the current comparator group of 28 major banks is warranted to reflect HSBC's growth strategy, which is focussed towards emerging markets such as Asia and Latin America, and to recognise the impact of the public listing of the major mainland Chinese banks in recent years. Therefore, the Committee is proposing to update the comparator group to include, in addition to large global banks, other banks against which HSBC competes for business on a regional and/or local level. The Committee believes that this modified comparator group, consisting of 26 banks at the date of the awards (see Appendix III), also reflects HSBC's competitors for shareholder capital.

In addition, a change to the TSR measurement method is being proposed to recognise the fact that the range of market capitalisations within the modified comparator group is very wide and that only a few global banks match HSBC in terms of scale.

Therefore, instead of simply ranking the companies according to their individual TSR performance, the Committee proposes to use a free float market capitalisation ("FFMC") weighted method, (see Appendix III), to recognise the significant size differentials within the comparator group. The Committee considers that this method is appropriate as it takes into account the following factors: the impact of highly volatile but smaller banks on TSR ranking; the market capitalisation that is based on the free float for each company in the comparator group; and the connection between the Group's size and the absolute and relative level of shareholder value that it can potentially create.

To reflect the change in the TSR measurement method, a new vesting schedule, (see Appendix III), is also being proposed. Under the proposed method, 20 per cent of the TSR part of the award would vest for outperforming, over the performance period, banks comprising 50 per cent of the total FFMC of the comparator group, and 100 per cent would vest for outperforming banks comprising 75 per cent or more of the total FFMC of the comparator group. There will be straight line vesting between these two points and no vesting where HSBC does not outperform banks comprising 50 per cent of the total FFMC of the TSR comparator group.

The Committee undertakes to review the new TSR measurement method during the first year of its operation, and, subject to the outcome of the review, will consult in accordance with institutional shareholder guidelines on any material proposed changes to this method.

EP As explained above, EP will be a new performance measure. It will be expressed in percentage terms and calculated as the average annual difference between return on invested capital and the Group's benchmark cost of capital. For the 2008 awards, the benchmark cost of capital is 10 per cent. EP will be measured over a three-year performance period. The Committee believes that EP is a key measure of shareholder value creation as it rewards management progressively to the extent that the return on the capital invested in HSBC by its shareholders is in excess of the threshold return, which itself exceeds the Group's benchmark cost of capital. Thus, EP is a complementary measure to both TSR, which is an external measure of shareholder value creation, and EPS, which is a direct measure of profits generated for shareholders.

It is proposed that the vesting of Performance Shares linked to EP will start when the average EP over the performance period exceeds 3 per cent. The calculation will be made on a straight line basis from 3 per cent with 100 per cent of the award vesting for average EP over the period of 8 per cent or more.

EPS Taking into account feedback received during consultation with institutional shareholders aimed at simplifying the use of EPS as a performance measure, it is proposed that the EPS growth calculation will be changed from the current method of measuring total incremental EPS over the period to the simpler point to point approach. Under this approach, EPS growth over the three-year performance period will be calculated by comparing the EPS in the final year of the performance period with EPS in the year prior to grant, the base year. This approach is explained in detail in Appendix III.

EPS growth targets will be expressed in absolute percentage terms without adjusting for inflation. In reviewing the appropriateness of these targets, recent and expected levels of inflation in the major markets in which we operate have been taken into account. This recognises that HSBC is operating in a global environment and hence using a UK or another country's inflation index is not suitable.

Under the proposals, 20 per cent of the Performance Shares linked to the EPS component will vest if the EPS in the final year of the three-year period is 16 per cent higher than the EPS achieved in the base year (this equates to compound annual growth in EPS over the period of just over 5 per cent). The percentage vesting will rise on a straight line basis to 100 per cent if the EPS in the final year of the three-year period is at least 28 per cent higher than the EPS achieved in the base year (equating to compound annual growth in EPS of approximately 8.6 per cent or more).

5    Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

6    Action to be taken

A Form of Proxy is enclosed or is available at www.hsbc.com/proxy for use at the Annual General Meeting. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of Proxy. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting (or any adjourned meeting). The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Annual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy by entering their Shareholder Reference Number and the Personal Identification number which is either printed on their Form of Proxy or which has been sent to them by email if they have registered an email address to receive electronic communications. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 35 or send your question via email to agmquestions@hsbc.com.

We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Annual General Meeting. Any questions submitted that are not relevant to the business of the Annual General Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Annual General Meeting does not affect your rights as a Shareholder to attend and speak at the Annual General Meeting.

Yours sincerely


S K Green
Group Chairman

                                   APPENDIX I

                   PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of the Hong Kong Stock Exchange as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a) It is proposed that the Company be given authority to purchase up to 1,186,700,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 27 March 2008, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b) The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c) It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales.

(d) The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 27 March 2008, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2007).

(e) None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by
     Shareholders, to sell any Ordinary Shares to the Company. No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 7 is approved.

(f) Under the provisions of the UK Companies Act 1985 (as amended) the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury, provided that the number of such shares held in treasury does not exceed 10 per cent of its total number of issued shares, rather than automatically cancelling them. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "Waiver"). The Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Stock Exchange's Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the Waiver, the Company confirms that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the Waiver in connection with any shares which it may hold in treasury.

(g) The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 7, they will do so in accordance with the Listing Rules of the Hong Kong Stock Exchange (as modified in accordance with the terms of the Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h) The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

(i) The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j) The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADS"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 27 March 2008 (the latest practicable date prior to the printing of this document) were as follows:


                                                             New York
                        Hong Kong           London        Stock Exchange    Euronext Paris        Bermuda
                      Stock Exchange    Stock Exchange       (ADS(1))       Stock Exchange    Stock Exchange

                     Lowest   Highest  Lowest  Highest   Lowest  Highest    Lowest  Highest  Lowest   Highest
                      (HK$)    (HK$)   (GBP)    (GBP)      (US$)   (US$)    (EUR)    (EUR)     (BD$)    (BD$)

     March 2007      132.80    137.70   8.72     9.15     85.16   89.04     12.80    13.62    17.20    17.80
     April 2007      136.10    145.60   8.82     9.35     87.63   93.50     13.10    13.80    18.00    18.35
     May 2007        143.70    147.80   9.18     9.58     92.26   95.38     13.65    14.11    17.70    18.70
     June 2007       142.30    146.70   9.06     9.43     91.35   94.30     13.53    14.03    18.20    18.60
     July 2007       139.80    146.80   8.70     9.23     88.58   94.10     13.00    13.69    18.20    18.80
     August 2007     131.50    145.60   8.59     9.19     84.66   94.19     12.80    13.62    17.05    18.40
     September 2007  137.20    143.80   8.68     9.23     88.32   93.53     12.69    13.39    17.55    18.35
     October 2007    143.80    153.50   8.96     9.72     92.26   99.52     12.88    13.98    18.80    19.55
     November 2007   129.40    153.00   7.84     9.46     81.71   96.81     10.95    13.59    16.45    18.80
     December 2007   130.00    138.20   8.03     8.63     82.70   88.29     11.23    12.02    16.50    17.25
     January 2008    104.00    131.90   7.12     8.51     70.42   83.84      9.10    11.47    14.05    15.95
     February 2008   109.30    123.60   7.13     7.99     69.85   79.07      9.62    10.57    14.25    15.45

          1  Each ADS represents five Ordinary Shares.

                                   APPENDIX II

              SUMMARY OF ALTERATIONS TO THE ARTICLES OF ASSOCIATION

As a consequence of certain provisions of the UK Companies Act 2006 (the "2006 Act") which came into force on 1 October 2007, further provisions which will come into force on 6 April 2008 and 1 October 2008 and other related matters, it is proposed to make certain alterations to the Articles of Association. The principal alterations to the Articles of Association, which are proposed to be made by Resolutions 8 and 9 in the Notice of Annual General Meeting, are summarised below:

Part A: Amendments proposed to take immediate effect following the passing of Resolution 8.

1 To add references to the 2006 Act where required to reflect the changes in law brought into force by the 2006 Act and replace existing references to the UK Companies Act 1985 where these have been repealed and, where appropriate, replaced with new sections in the 2006 Act (Articles 2.1, 52.1, 54.1, 55.2, 55.5, 66.1, 71.1, 80.1, 87.1, 92.1, 96.1, 97.1(b), 109.1,
     115.1,  117.1,  119.1,  137.1,  138.1,  141.1,  142.1, 143.1, 154.1, 155.1,
     157.1, 158.1, 168.1, 169.1, 170.2(j) and 170.2(l)).

2 To reflect the change in law under the 2006 Act regarding types of resolutions that can be passed in general meetings. The concept of extraordinary resolutions has been abolished from 1 October 2007 (Articles 2.5, 48.1, 49.1, 55.3, 69.1 and 166.2).

3 To reflect the change in law under the 2006 Act that a company is now required, if it refuses to register a transfer of shares, to give the transferee notice of refusal together with reasons for the refusal (Articles 35.1 and 36.1).

4 To reflect the change in law under the 2006 Act regarding the notice period for general meetings other than annual general meetings. A company is now only required to give 14 days' notice for all general meetings including general meetings at which special resolutions are to be considered (Article 55.1).

5 To reflect the change in law under the 2006 Act that a member in a company trading on a regulated market may now nominate the underlying beneficial owners to enjoy information rights, such as the right to receive all communications sent to members (Article 55.4).

6 To reflect the change in law under the 2006 Act regarding members' entitlement to vote on a poll. Sections 321 and 329 of the 2006 Act provide that shares that are relied on to demand a poll must carry rights to vote on the resolution on which the poll relates, rather than just the right to vote at the meeting (Article 66.1).

7 To reflect the change in law under the 2006 Act relating to the time limit which a company can prescribe for the revocation of proxies in the case of a poll taken more than 48 hours after it has been demanded (Article 79.1).

8 To reflect the change in law under the 2006 Act regarding board sanction of payments to or for the benefit of certain persons. Section 247 of the 2006 Act provides that the board is not permitted to sanction payments to or for the benefit of directors, former directors and shadow directors (Article 117.1).

9 To reflect the change in law under the 2006 Act regarding execution of documents. One director may now execute a document on behalf of a company provided the director's signature is attested by a witness (Article 139.1).

Part B: Amendments proposed under Resolution 9 to take effect on 1 October 2008 when certain provisions of the 2006 Act to which the amendments relate come into force.

10 To reflect the change in law under the 2006 Act relating to directors' conflicts of interest enabling the board to authorise conflicts, or potential conflicts, of interest in accordance with the 2006 Act (Articles 130 and 137).

11 To reflect the change in law under the 2006 Act regarding the declaration of director's interests. Sections 177 and 182-187 of the 2006 Act will replace section 317 of the UK Companies Act 1985 on 1 October 2008 with a few changes. These include a new timeframe for the notification of an interest, a requirement for a statement in the general notice giving the nature and extent of the director's interest, a requirement for a further declaration if there is a change in circumstances, a provision allowing a declaration to be made by notice in writing and a provision setting out the circumstances where no such declaration is needed (Article 131).

12    To reflect the  provisions  at law which enable a company to indemnify its directors and/or fund the expenditure of a director on defence proceedings so that the matters in which a director is interested and is entitled to vote on, and count in the quorum in relation to, under the Articles of Association are extended to include the giving of indemnities or any proposal concerning the funding of expenditure by one or more directors on defending proceedings against such director where all directors are also being offered indemnities or funding on substantially the same terms. This is intended to cover the specific situation where all directors are being offered the indemnity or funding in connection with defending proceedings, and therefore no director would be entitled to vote or count towards the quorum if the exception was not available. An example of this (although not exhaustive) would be where there is an action against all directors at the same time and there is a proposal to fund all the directors' defence of that claim. Further restrictions are included under section 234 of the 2006 Act in relation to the grant of an indemnity to directors, including the requirements that the indemnity does not cover any liability to pay a criminal fine or regulatory penalty, any expenses in relation to criminal proceedings in which the director is convicted, or liability owed by the director to the Company (Article 132). Although the 2006 Act does not expressly cover this point, it is difficult to envisage any circumstances arising in which this provision would apply to voting in respect of an indemnity or funding for the benefit of directors acting otherwise than in their capacity as directors or in the performance of their duties on behalf of the Company.

                                  APPENDIX III

                   SUMMARY OF THE RULES OF THE HSBC SHARE PLAN
                            AS PROPOSED TO BE AMENDED

Constitution and General Structure
The Plan provides for awards of Performance Shares (the release of which is subject to the attainment of corporate performance conditions) or Restricted Shares (the release of which is subject to the individual remaining in service for a period, typically three years) and Options (which are granted on similar terms to Performance Shares or Restricted Shares but are exercisable at a price based on the market value of an Ordinary Share at the date of grant). As an alternative to Performance Shares or Restricted Shares, Options with no or a nominal exercise price ("Nil-Cost Options") may be granted. References below to Performance Shares or Restricted Shares shall apply, with the necessary changes being made, where such shares are delivered by means of Nil-Cost Options. References below to Options are to Options which are exercisable at a price based on the market value of an Ordinary Share at the date of grant. The collective term used in this summary for all these various forms of share award is "Rights".

Schedules 1 and 2 of the Plan allow for the grant of Options, on tax-efficient terms, to participants resident in the UK and the USA. Schedule 3 allows for the grant of Rights, on tax-efficient terms, to participants resident in France. It is proposed that a new Schedule 4 be inserted to allow for the grant of Rights to participants resident in India conditional on such participants entering into an agreement to reimburse any local fringe benefit tax paid by their employing company on the grant or exercise or vesting of such Rights. It is proposed that a new Schedule 5 be inserted to replace the existing Schedule 4, setting out the proposed performance conditions for awards of Performance Shares to be granted in 2008. Such performance measures will apply to awards made in 2008, subject to approval of the proposed amendments to the Plan by shareholders at the 2008 Annual General Meeting.

Eligibility
Any executive Director or employee of the Company or any subsidiary is eligible for participation in the Plan. Selection for participation is at the discretion of the Committee.

In respect of Rights granted under Schedule 1, 2 or 3 of the Plan, further restrictions will apply in relation to eligibility which reflect local law requirements in the relevant countries.

Grant of Rights

No Rights may be granted at a time when dealings in the Ordinary Shares by Directors are prohibited by the Company's Code for Securities Transactions. This apart, Restricted Shares may be granted at any time. Other Rights may generally only be granted within the period of 42 days commencing on the dealing day following the date on which the Company makes an announcement of its results for any year, half year or other period or issues any prospectus, listing particulars or other document containing equivalent information relating to its shares. However, Rights may be granted outside these periods on a day on which the Committee resolves that exceptional circumstances have arisen which justify the grant of Rights. It is proposed to amend the rules so as to allow Rights to be granted within the period of 42 days commencing on the dealing day following the date of a meeting of Shareholders approving amendments to the Plan.

Individual Limit
Save for awards of Restricted Shares granted on or shortly after the commencement of employment or granted in substitution for an annual bonus payment, the total value of Rights granted to any individual in any year shall not exceed seven times base salary. For this purpose the value of a Right shall be the market value of the Ordinary Shares comprised in the Right. Specific limits set by UK and US tax legislation apply to Options granted under Schedule 1 or Schedule 2 of the Plan.

Option Price
The price per Ordinary Share payable on the exercise of an Option is set by the Committee at the grant date and may not be less than the higher of the market price derived from the London Stock Exchange Daily Official List of an Ordinary Share on the grant date and the average market price derived from the

London Stock Exchange Daily Official List of an Ordinary Share over the five dealing days immediately preceding the grant date.

Performance Conditions

The vesting of Performance Shares is, and the vesting of other Rights may be, dependent on the extent to which performance conditions based on the Group's performance set by the Committee when the Rights are granted are achieved.

Awards subject to such performance conditions will not vest unless the Committee is satisfied that HSBC's financial performance has shown a sustained improvement in the period since the award date.

Where events occur which cause the Committee to consider that a performance condition has become unfair in either direction or impractical, the Committee may amend, relax or waive such condition as it deems appropriate.

The proposed new Schedule 5 of the Plan sets out the proposed performance conditions for Performance Share awards granted in 2008 which will be divided into three parts, each of which will be subject to a separate performance condition as described below, with 40 per cent subject to a total shareholder return measure, a further 40 per cent subject to an economic profit measure and the remaining 20 per cent subject to an earnings per share measure. The performance conditions which were set for awards of Performance Shares made prior to 2008 will not be affected by the new proposals.

TSR
Total shareholder return ("TSR") is defined as the total value of dividend income (assumed to be reinvested in shares) and share price movements relating to a share, measured over a defined period of time, expressed as a percentage of the share price at the commencement of that time period. Under the terms of the HSBC Share Plan, TSR is measured in sterling over a three-year performance period.

Forty per cent of an award of Performance Shares (the "TSR Part") will be subject to a TSR condition which will measure HSBC's performance against a comparator group. It is proposed to update the existing comparator group so that it initially comprises the 26 major banks set out below. These include the largest banks in the world measured in terms of free float market capitalisation, other banks with which HSBC competes on a regional and/or local basis. During the performance period, the Committee may, at its discretion, remove from the comparator group a member which has ceased to be quoted or to exist or whose relevance to HSBC as a comparator has, in the opinion of the Committee, significantly diminished. The Committee may also, at its discretion, add to the comparator group (whether to replace a removed member or otherwise) if it believes that such addition will enhance the relevance of the comparator group to HSBC.

The updated comparator group for the 2008 awards will comprise Banco Bilbao Vizcaya Argentaria S.A., Banco Bradesco S.A., Banco Itau Holding Financeira S.A., Banco Santander Central Hispano S.A., Bank of America Corporation, Bank of China Limited, Barclays PLC, BNP Paribas S.A., Citigroup Inc., Credit Suisse Group, DBS Group Holdings Ltd, Deutsche Bank AG, Fortis, HBOS plc, Industrial and Commercial Bank of China Ltd, JPMorgan Chase & Co., Lloyds TSB Group plc, National Australia Bank Limited, Royal Bank of Canada, The Royal Bank of Scotland Group plc, Societe Generale, Standard Chartered PLC, UBS AG, UniCredito Italiano S.p.A., Wachovia Corporation and Wells Fargo & Company.

The extent to which the TSR Part will vest will be determined by reference to HSBC's TSR measured against the comparator group over a three-year period.

It is proposed to change the way the TSR measure is benchmarked by using a market capitalisation weighted method which will recognise the significant size differentials within the comparator group. The proposed method will work as follows:

     (i) the free float market capitalisation at the beginning of the performance period ("FFMC") of each company in the comparator group will be calculated and expressed in sterling and then all the figures will be totalled. The free float will be as calculated by Morgan Stanley Capital International (MSCI) or such other independent organisation as the Committee may consider appropriate and is defined as the market value of the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors;

     (ii) the TSR for all members of the comparator group and HSBC will be calculated for the relevant three-year performance period. The starting share price component for HSBC's TSR will be the average market price over the 20 dealing days commencing on the day on which HSBC's annual results are announced, which in 2008 was 3 March. The starting point for 2008 awards will therefore be the average over the period from 3 March to 1 April inclusive. The end point will be the average market price over the 20 dealing days commencing on the day on which HSBC's annual results are announced three years later. TSR for all members of the comparator group will be calculated on the same basis; and

     (iii)HSBC's outperformance of the comparator group will then be calculated by dividing the total FFMC of all the companies that HSBC has outperformed in terms of TSR by the total FFMC of all the companies in the comparator group.

The proposed vesting schedule for the TSR Part is as follows:

     (i) none will vest where HSBC outperforms companies comprising less than 50 per cent of the total FFMC of the comparator group;

     (ii) 20 per cent will vest where HSBC outperforms companies comprising 50 per cent of the total FFMC of the comparator group;

     (iii)vesting will be on a straight line basis between 20 per cent and 100 per cent where HSBC outperforms companies comprising between 50 per cent and 75 per cent of the total FFMC of the comparator group; and

     (iv) 100 per cent will vest where HSBC outperforms companies comprising 75 per cent or more of the total FFMC of the comparator group.

An example of how the TSR measure would be applied in different scenarios is shown below:


                                                                    Total FFMC of                   Percentage
                                                                        companies                  of TSR Part
                                                      Total FFMC of      HSBC has                  which would
                                                                                      Percentage
                                                         comparator  outperformed           out-          vest
                                                         group(GBPm)       (GBPm)    performance        (Note)

Scenario 1                                                1,000,000       770,000           77.0           100
Scenario 2                                                1,000,000       500,000           50.0            20
Scenario 3                                                1,000,000       450,000           45.0             0



Note
Awards will not vest unless the Committee is satisfied that HSBC's financial performance has shown a sustained improvement in the period since the award date.

EP
Forty per cent of an award of Performance Shares (the "EP Part") will be subject to a new Group economic profit ("EP") measure. EP will be measured annually over a three-year period beginning with the year in which the award is made. EP in respect of the three-year period will be the average annual difference between return on invested capital and the Group's benchmark cost of capital (10 per cent for 2008). Return on invested capital is based on the profit attributable to shareholders, both as defined in the Annual Report and Accounts for HSBC. EP will be expressed as a percentage.

The proposed vesting schedule for the EP Part is as follows:

     (i) none will vest where, on average, annual EP over the three-year period is less than 3 per cent;

     (ii) vesting will be on a straight line basis between 0 per cent and 100 per cent where, on average, annual EP over the three-year period falls between 3 per cent and 8 per cent; and

     (iii)100 per cent will vest where, on average, annual EP over the three-year period is 8 per cent or more.

An example of how the EP measure would be applied is shown below:


                                                                                                  Percentage of
                                                                                                        EP Part
                                                                                       Annual       which would
                                           Year 1     Year 2     Year 3      Total    Average              vest
                                                %          %          %                                  (Note)
                                        ---------- ---------- ---------- ----------  ---------  ----------------
                                        ---------- ---------- ---------- ----------  ---------  ----------------

Return on invested capital                     15         14         16
Benchmark cost of capital                      10         10         10
Economic Profit                                 5          4          6         15          5                40



Note

Awards will not vest unless the Committee is satisfied that HSBC's financial performance has shown a sustained improvement in the period since the award date.

EPS
Vesting of the final 20 per cent of each award of Performance Shares (the "EPS Part") will be subject to a growth in earnings per share ("EPS") measure. The base EPS is the EPS for the financial year preceding that in which the award is made and the performance period will be the following three consecutive financial years. EPS growth will be calculated by comparing the EPS in the third year with the base EPS.

The proposed vesting schedule for the EPS Part is as follows:

     (i) none will vest where the EPS in year 3 is less than 16 per cent higher than the base EPS;

     (ii) 20 per cent will vest where the EPS in year 3 is 16 per cent higher than the base EPS;

     (iii)vesting will be on a straight line basis between 20 per cent and 100 per cent where the EPS in year 3 is between 16 per cent and 28 per cent higher than the base EPS; and

     (iv) 100 per cent will vest where the EPS in Year 3 is at least 28 per cent higher than the base EPS.

An example of how the EPS measure would be applied in different scenarios is shown below:



                                                                                      EPS Growth
                                                                                       in Year 3     Percentage
                                                       EPS                         over the base    of EPS Part
                                                                                             EPS    which would
                                                                                                           vest
                                      Base Year     Year 1     Year 2     Year 3             (%)         (Note)
                                      ---------- ---------- ---------- ---------- --------------- --------------
                                      ---------- ---------- ---------- ---------- --------------- --------------

Scenario 1                                  100        106        110        115              15              0
Scenario 2                                  100        105        122        115              15              0
Scenario 3                                  100        105        115        122              22             60
Scenario 4                                  100        118        110        125              25             80
Scenario 5                                  100         80         80        130              30            100
Scenario 6                                  100        115        130        115              15              0



Note
Awards will not vest unless the Committee is satisfied that HSBC's financial performance has shown a sustained improvement in the period since the award date.

Normal Vesting

A Right will only vest in the participant to whom it is awarded or his/her personal representative(s) and is not transferable.

Subject to the achievement of any performance conditions, Rights other than Options normally vest at the end of a specified period of approximately three years and Options normally become exercisable from the third anniversary of grant. Options will lapse if not exercised by the tenth anniversary of grant.

Notional dividends
In relation to awards of Performance Shares and Restricted Shares, when a dividend arises during the specified period referred to above, the number of Ordinary Shares comprised in the Awards will be increased by the number of Ordinary Shares which could have been acquired with the dividend which would have been received had the participant been the owner of the relevant Performance Shares or Restricted Shares.

Cessation of Employment
Currently, if a participant leaves the Group because of injury, ill health or disability, redundancy, retirement, as a result of the company or business by which he/she is employed being transferred outside the Group, or in other circumstances which, in the view of the Committee, justifies him/her being treated as a "good leaver":

     (i) vesting will normally be on a time-apportioned basis, i.e. according to the proportion of the restricted period which has elapsed at the date of leaving;

     (ii) vesting will not normally be accelerated as a result of leaving; and

     (iii)performance conditions will be applied in the normal way.

It is proposed to amend the Plan so that a participant who retires will no longer automatically be treated as a good leaver. It is also proposed to amend the Plan so that a good leaver who has vested but unexercised Options will have six months from cessation in which to exercise those Options, after which they will lapse.

If a participant leaves the Group other than in the above circumstances, all his/her unvested Rights will lapse.

If a participant dies whilst employed within the Group, all Rights vest in full and his/her personal representative(s) will have twelve months in which to exercise any Options. If a participant dies within six months of leaving the Group as a good leaver and has unexercised Options, it is proposed to amend the Plan so that the deadline for exercise will be extended to the first anniversary of the date of his/her death.

Change of Control or Reconstruction
If the Company is taken over, Rights will vest immediately and, unless the Committee determines that the circumstances are sufficiently exceptional to justify the vesting of a greater proportion, on a time-apportioned basis and, under the proposed amendments, to the extent that the Committee in its absolute discretion determines that performance conditions have been satisfied or should be deemed to have been satisfied during the foreshortened performance period.

Alternatively, and to the extent offered by the acquiring company, Options and Restricted Shares may be exchanged for equivalent Rights over shares in the acquiring company. If the Company is the subject of a reconstruction involving substantially the same shareholders, all Rights will be replaced by equivalent new rights in the new company or companies.

Issue or Transfer of Ordinary Shares
Following vesting, Rights will be satisfied by the transfer of Ordinary Shares to the participant except that new Ordinary Shares can be issued to satisfy the exercise of Options. Newly issued Ordinary Shares will rank pari passu with the Ordinary Shares then in issue other than in respect of entitlements arising by reference to a date prior to the date of allotment. Applications will be made for listing and trading of the new Ordinary Shares on the relevant stock exchanges.

In the case of Options, the participant and the Company can agree for the gain available at the date of exercise to be satisfied in lieu of exercise by the transfer of existing Ordinary Shares having an equivalent value.

Issues and Reorganisations
Following a rights or capitalisation issue or other variation of capital, Rights may be adjusted as the Committee considers appropriate, provided that, as confirmed by the auditors, in the case of Options the proportion of the Ordinary Shares represented by each Option remains unchanged.

Pension Implications
Rights under the Plan and any resulting benefits are not pensionable emoluments.

Amendments
The Plan may be amended by the Committee in any way except that certain amendments which are to the advantage of participants (present or future) require the prior approval of Shareholders and the Hong Kong Stock Exchange save for minor amendments which the Committee considers necessary or desirable in order to benefit the administration of the Plan, or to obtain or maintain favourable tax, exchange control or regulatory treatment for any eligible employee or participant or for the Company or any subsidiary. Amendments to key provisions of Schedule 1 of the Plan require the approval of HM Revenue & Customs.

Termination
The Plan will terminate on 27 May 2015 unless the Directors or the Committee resolve to terminate it earlier. Following termination no further Rights may be awarded but existing Rights will not be affected.

                                HSBC Holdings plc
                        Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 30 May 2008 at
11.00 am to transact the following ordinary business:

     1 to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2007;

     2 to approve the Directors' Remuneration Report for the year ended 31 December 2007;

     3    to re-elect Directors;

          Separate resolutions will be proposed for the re-election of:

         (a)  S A Catz;
         (b)  V H C Cheng;
         (c)  J D Coombe;
         (d)  J L Dura n;
         (e)  D J Flint;
         (f)  A A Flockhart;
         (g)  W K L Fung;
         (h)  S T Gulliver;
         (i)  J W J Hughes-Hallett;
         (j)  W S H Laidlaw;
         (k)  N R N Murthy; and
         (l)  S W Newton;

     4 to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 5, 7 and 10 will be proposed as Ordinary Resolutions and Resolutions 6, 8 and 9 will be proposed as Special
Resolutions:

     5 THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of GBP100,000 and EUR100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares), US$85,500 (in the form of 8,550,000 non-
          cumulative preference shares) and US$1,186,700,000 (in the form of Ordinary Shares of US$0.50 each ("Ordinary Shares")) provided that this authority shall be limited so that, otherwise than pursuant to:

          (a) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

              (i) Ordinary Shareholders where the relevant securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

              (ii) holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

               but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

         (b) the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

          (c) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

          (d) the allotment of up to 10,000,000 non-cumulative preference shares of GBP0.01 each, 10,000,000 non-cumulative preference shares of EUR0.01 each and 8,550,000 non-cumulative preference shares of US$0.01 each in the capital of the Company, the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate, together with any allotment of other equity securities authorised by sub-paragraph (b) of Resolution 6 set out in the Notice convening this Meeting, exceed US$296,675,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

     6 THAT the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 ("the Act"):

         (a) subject to the passing of Resolution 5 set out in the Notice convening this Meeting, to allot equity securities (as defined by section 94 of the Act) the subject of the authority granted by Resolution 5; and

         (b) to allot any other equity securities (as defined by section 94 of the Act) which are held by the Company in treasury,

          in each case as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

     7 THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company ("Ordinary Shares") and the Directors are authorised to exercise such authority provided that:

         (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 1,186,700,000 Ordinary Shares;

         (b) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

         (c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

         (d) unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009; and

         (e) the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

     8 THAT the Articles of Association of the Company be and are hereby altered as follows:

         (a)   by deleting from the definition of "recognised person" in Article
               2.1 the words "section 185(4) of the Act" and substituting therefor the words "section 778(2) of the 2006 Act";

         (b) by inserting at the end of the definition of "Principal Register" in Article 2.1 the words "and sections 121 and 128 of the 2006 Act" so that Article 2.1 reads as follows:

               "Principal Register the register of members of the Company to be kept pursuant to section 352 of the Act and sections 121 and 128 of the 2006 Act";

         (c) by inserting into the definition of "Secretary" in Article 2.1 before the word "Act" the word "2006";

         (d) by deleting from Article 2.5 the words "or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution" so that Article 2.5 reads as follows:

               "Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.";

         (e) by deleting from Article 35.1 the words "and without giving any reason";

         (f) by inserting into Article 36.1 the words ", together with the reasons for the refusal," so that Article 36.1 reads as follows:

               "36.1 If the Board  refuses to  register a transfer  of a share it shall, within two months after the date on which the transfer was lodged with the Company send notice of the refusal, together with the reasons for the refusal, to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. All instruments of transfer which are registered may be retained by the Company.";

         (g)   by deleting from each of Articles 48.1,  49.1 and 166.2 the words
               "an  extraordinary"  and  substituting   therefor  the  words "a
               special";

         (h) by inserting into in each of Articles 52.1, 55.2, 66.1, 71.1, 80.1, 92.1, 96.1, 97.1(b), 117.1, 141.1, 142.1, 143.1, 154.1,
               168.1, 169.1 and 170.2(j) the word "2006" before the word "Act";

         (i) by deleting from Article 54.1 the words "section 368 of the Act2 and substituting therefor the words "sections 303-305 of the 2006 Act";

         (j) by deleting the existing Article 55.1 and substituting therefor the following new Article 55.1:

              "55.1 An annual general meeting shall be convened by not less than 21 clear days' notice in writing. An extraordinary general meeting shall be convened by not less than 14 clear days' notice in writing or such longer period as may be required by law from time to time.";

         (k) by deleting from each of Articles 55.3(d) and 69.1 the words "or extraordinary";

         (l) by inserting into Article 55.4 the words 2and to any other person who may be entitled to receive it" so that Article 55.4 reads as follows:

              "55.4 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors, to the Auditors and to any other person who may be entitled to receive it.";

         (m) by deleting from Article 55.5 the words "section 376(2)(b) of the Act" and substituting therefor the words "sections 314(2)(b) and 338(3)(b) of the 2006 Act";

         (n) by deleting from Article 66.1 the words "at the meeting" wherever they appear and substituting therefor the words "on the resolution", by inserting the words "(excluding any voting rights attached to any shares in the Company held as treasury shares)" into Article 66.1(c) and by inserting the words "(excluding shares in the Company conferring a right to vote on the resolution which are held as treasury shares)" into Article 66.1(d) so that Article 66.1 reads as follows:

              "66.1  At any general  meeting a resolution  put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the 2006 Act, a poll may be demanded by:

                    (a)  the Chairman of the meeting; or

                    (b) by at least five members present in person or by proxy and entitled to vote on the resolution; or

                    (c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or

                    (d) a member or members present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding shares in the Company conferring a right to vote on the resolution which are held as treasury shares).";

         (o) by deleting from Article 79.1 the words "at least 48 hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the appointment of proxy is used" and substituting therefor the words "in the case of a meeting or adjourned meeting at which the appointment of proxy is used, at least 48 hours before the time for holding the meeting or adjourned meeting and, in the case of a poll taken more than 48 hours after it was demanded at which the appointment of proxy is used, at least 24 hours before the time appointed for the taking of the poll" so that Article 79.1 reads as follows:

              "79.1 A vote given or poll demanded in accordance with the terms of an appointment of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed or submitted, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place or places or address as has or have been appointed for the deposit or receipt of appointments of proxy, in the case of a meeting or adjourned meeting at which the appointment of proxy is used, at least 48 hours before the time for holding the meeting or adjourned meeting and, in the case of a poll taken more than 48 hours after it was demanded at which the appointment of proxy is used, at least 24 hours before the time appointed for the taking of the poll.";

         (p) by inserting into each of Articles 87.1, 109.1, 115.1 and 119.1 the words "and the 2006 Act" after the words "the Act" wherever they appear;

         (q) by inserting into Article 117.1 the words "(other than directors, former directors or shadow directors)" so that Article 117.1 reads as follows:

              "117.1 The Board may exercise any power conferred on the Company by the 2006 Act to make provision for the benefit of persons (other than directors, former directors or shadow directors) employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.";

         (r) by inserting into Article 137.1(a) before the word "Act", wherever it appears, the word "2006" and deleting the words
               "section 346" and substituting therefor the words "sections 252-256" so that the Article 137.1(a) reads as follows:

               "(a) an interest of a person who is for the purposes of the 2006 Act connected (which word shall have the meaning given thereto by sections 252-256 of the 2006
                      Act) with a Director shall be treated as an interest of the Director;";

         (s) by inserting into Article 137.1(c) before the word "Act", wherever it appears, the word "2006" and deleting the words
               "section 346" and substituting therefor the words "sections 252-256" so that the Article 137.1(c) reads as follows:

              "(c) an "associate" of a Director shall mean any person who is for the purposes of the 2006 Act connected (which word shall have the meaning given thereto by sections 252-256 of the 2006 Act) with a Director and any person who is an associate of a Director within the meaning of rule 1.01 of the rules governing the listing of securities on The Hong Kong Stock Exchange.";

         (t) by inserting into Article 138.1 after the words "the Act" the words ", the 2006 Act,";

         (u) by inserting into Article 139.1 the words "or by a Director in the presence of a witness who attests the signature" so that
               Article 139.1 reads as follows:

              "139.1 A document signed by a Director and by the Secretary or by two Directors or by a Director in the presence of a witness who attests the signature and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if it were executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of a resolution of the Board or of a committee of the Board authorised in that behalf. An instrument or document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of it having been executed by the Company.";

         (v) by inserting into Article 155.1 the words "and the 2006 Act(as appropriate)" so that Article 155.1 reads as follows:

              "155.1 The Board shall cause accounting records to be kept in accordance with the Act and the 2006 Act (as appropriate).";

         (w) by deleting the existing Article 157.1 and substituting therefor the following new Article 157.1:

              "157.1   Except as provided in Article 158, the  Directors'
                       and Auditors' reports, together with copies of the balance sheet and every document required by the Act or the 2006 Act (as appropriate) to be annexed to the balance sheet and copies of the profit and loss account or income and expenditure account (subject to the provisions of section 230 of the Act or section 408 of the 2006 Act, as appropriate) shall, not less than 21 clear days before the annual general meeting before which they are to be laid, be delivered, sent by post or made available on the Company's website to every member and holder of debentures of the Company, to the Auditors and to any other person who may be entitled to receive them. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures.
                       If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.";

         (x) by deleting the existing Article 158.1 and substituting therefor the following new Article 158.1:

              "158.1 The Company may, in accordance with section 251 of the Act or sections 426- 429 and sections 434-435 of the 2006 Act (as appropriate) and any regulations made under the Act or the 2006 Act (as appropriate) send a summary financial statement to any member, holder of debentures of the Company or other person who is entitled to receive notice of general meetings instead of or in addition to the documents referred to in Article 157. Where it does so, the statement shall be delivered, sent by post or made available on the Company's website to the member, holder of debentures of the Company or other person entitled to receive notice not less than 21 clear days before the annual general meeting before which those documents are to be laid."; and

         (y) by inserting into Article 170.2(l) the words "or the 2006 Act (as appropriate)" so that Article 170.2(l) reads as follows:

              "(l) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Act or the 2006 Act (as appropriate) or these Articles or otherwise in effecting any actions".

     9 THAT, with effect from 1 October 2008, the Articles of Association of the Company be and are hereby altered as follows:

         (a) by inserting into Article 130.1 the word "2006" before the word "Act" and deleting the words "Article 131 is" and substituting therefor the words "Articles 130A, if appropriate, and 131 are" so that the introductory words of Article 130.1 begin as follows:

              "130.1 Subject to the provisions of the 2006 Act and provided that Articles 130A, if appropriate, and 131 are complied with, a Director, notwithstanding his office:";

         (b) by deleting the existing Article 130.1(d) and substituting therefor the following new Article 130.1(d):

              "(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal or from any interest in any body corporate and no such contract, arrangement, transaction, proposal or interest shall be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his duty under the 2006 Act not to accept benefits from third parties.";

         (c)   by inserting a new Article 130A as follows:

              "130A    Power of the Board to authorise conflicts of interest

              130A.1 The Board may authorise any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach by a Director of his duty to avoid conflicts of interest under section 175 of the 2006 Act, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interest of the Company (including the exploitation of any property, information or opportunity, whether or not the Company could take advantage of it, but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest). The provisions of this Article do not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company.

              130A.2   Any such authorisation will be effective only if:

                       (a) the matter arose on or after 1 October 2008;

                       (b) any requirement as to quorum at the meeting at which
                           the matter is considered is met without counting the Director in question or any other interested Director; and

                       (c) the  matter was agreed to without  their  voting or
                           would have been agreed to if their votes had not been counted.

              130A.3 The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted.

              130A.4 The Board may vary or terminate any such authorisation at any time.";

         (d) by deleting the existing Article 131 and substituting therefor the following new Articles 131, 131A, 131B and 131C:

              "131     Declaration of interests

              131.1 A Director shall declare the nature and extent of his interest in a matter within Article 130A to the other Directors.

              131.2 A Director who is aware that he is in any way interested in a proposed transaction or arrangement with the Company must declare the nature and extent of his interest to the other Directors.

              131.3 A Director who is aware that he is in any way interested in a transaction or arrangement that has been entered into by the Company must declare the nature and extent of his interest to the other Directors, unless the interest has already been declared under Article 131.2.

              131.4 The declaration of interest must (in the case of Article 131.3) and may, but need not (in the case of
                       Article 131.1 or 131.2), be made:

                       (a) at a meeting of the Directors; or

                       (b) by general or specific notice to the Directors in
                           accordance with the 2006 Act.

              131.5 If a declaration of interest, or deemed declaration of interest, proves to be, or becomes, inaccurate or incomplete, a further disclosure must be made.

              131.6 Any declaration of interest required by Article 131.1 above must be made as soon as reasonably practicable.

              131.7 Any declaration of interest required by Article 131.2 above must be made before the Company enters into the transaction or arrangement or, in the case of an interest which arose before 1 October 2008, at the first meeting of the Directors at which the question of entering into the proposed transaction or arrangement is first taken into consideration.

              131.8 Any declaration of interest under Article 131.3 above must be made as soon as reasonably practicable. Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest.

              131.9 For the purposes of Articles 131.1, 131.2 and 131.3, a Director need not declare an interest which arose on or after 1 October 2008:

                       (a) if it cannot reasonably be regarded as likely to give
                           rise to a conflict of interest;

                       (b) if, or to the extent that, the other Directors are
                           already aware of it; or

                       (c) if, or to the  extent  that, it concerns terms of his
                           service contract that have been or are to be considered:

                           (i)  by a meeting of the Directors; or

                          (ii) by a committee of the Directors appointed for the purpose under these Articles.

              131A     Entitlement to keep information confidential

              131A.1 Subject to Article 131A.2, a Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director of the Company and in respect of which he has a duty of confidentiality to another person. In particular, the Director shall not be in breach of the general duties he owes to the Company under sections 171-177 of the 2006 Act because he fails:

                      (a) to disclose any such information to the Board or to any Director or other officer or employee of the Company; and/or

                      (b) to use or apply any such information in performing his duties as a Director of the Company.

              131A.2 To the extent that the relationship between a Director and a person to whom he owes a duty of confidentiality gives rise to a conflict of interest or possible conflict of interest, Article 131A.1 applies only if the existence of that relationship has been authorised by the Board pursuant to Article 130A.

              131B     Avoiding conflicts of interest

              131B.1 Where the existence of a Director's relationship with another person has been authorised by the Board pursuant to Article 130A (and subject to any limits or conditions imposed pursuant to Article 130A.3) and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company under sections 171-177 of the 2006 Act because he:

                      (a) absents  himself from meetings of the Board at which
                          any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

                      (b) makes  arrangements not to receive  documents and
                          information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or makes arrangements for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

              131C   Overriding principles

              131C.1 The provisions of Articles 131A and 131B are without prejudice to any equitable principle or
                     rule  of  law  which  may  excuse  the  Director  from:

                    (a) disclosing information in circumstances where disclosure would  otherwise be required  under these  Articles; or

                    (b) attending meetings or discussions or receiving documents and information as referred to in Article 131B, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.";

               (e) by deleting the word "or" from the end of Article 132.1(e) and inserting into the end of Article 132.1(f) the word "; or" and inserting into Article 132.1 the following new
                    Article 132.1(g):

              "(g) the giving of any other indemnity or any proposal concerning the funding of expenditure by one or more Directors on defending proceedings against him or them, or doing anything to enable such Director or Directors to avoid incurring such expenditure, where all other Directors are also being offered indemnities or funding on substantially the same terms."; and

              (f) by deleting the existing Article 137.1 and substituting therefor the following new Article 137.1:

              "137.1   For the purposes of Articles 130 to 137:

                       (a) a conflict of interest includes a conflict of
                           interest and duty and a conflict of duties;

                       (b) an interest  means a direct or an indirect  interest,
                           and for these purposes an interest of a person who is for the purposes of the 2006 Act connected (which word shall have the meaning given thereto by sections 252-256 of the 2006 Act) with a Director shall be treated as an interest of the Director;

                       (c) an interest, transaction, arrangement or proposal of
                           which a Director is aware includes an interest, transaction, arrangement or proposal of which that Director ought reasonably to be aware;

                       (d) in relation to an alternate Director, an interest of
                           his appointor shall be treated as an interest of the alternate Director in addition to any interest which the alternate Director otherwise has; and

                       (e) an "associate" of a  Director shall mean any person
                           who is for the purposes of the 2006 Act connected (which word shall have the meaning given thereto by sections 252-256 of the 2006 Act) with a Director and any person who is an associate of a Director within the meaning of rule 1.01 of the rules governing the listing of securities on The Hong Kong Stock Exchange.".

     10 THAT the amended rules of the HSBC Share Plan (the main features of which are summarised in Appendix III to the Chairman's letter to Shareholders dated 3 April 2008 and a copy of which has been signed for the purposes of identification by the Chairman of the Meeting) are hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry the amended HSBC Share Plan into effect.

By Order of the Board


R G Barber
Group Company Secretary                                            3 April 2008



HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Notes:


     (1) Voting at the Meeting may be decided on a show of hands, unless a poll is directed by the Chairman of the Meeting or a poll is demanded by:

         (a) at least five members present in person or by proxy and entitled to vote at the Meeting; or

         (b) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the Meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

         (c) a member or members present in person or by proxy holding shares conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding shares in the Company conferring a right to vote at the Meeting which are held as treasury shares).

          It is again intended that a poll will be conducted on each resolution referred to in this Notice of Annual General Meeting.

          The issued share capital of the Company with voting rights on 27 March 2008, being the latest practicable date prior to the printing of this document, was 11,867,422,018 ordinary shares of US$0.50.

     (2) A member entitled to attend, speak and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend, speak and vote instead of the member. A member may appoint more than one proxy in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting. If a member wishes to appoint more than one proxy and so requires additional proxy forms, the original proxy form may be photocopied or additional forms can be obtained from Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

          The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from HSBC in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the Meeting.

          The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

     (3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting) at: the offices of Computershare Investor Services PLC, PO Box 1064, The
          Pavilions, Bridgwater Road, Bristol, BS99 3FA, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Hong Kong SAR; or the offices of Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

     (4) Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") after 12.01 a.m. (London time) on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at 12.01 a.m. on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

     (5) CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

          In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note
          (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

          CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

          Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

          -    the information in the instruction is incorrect;

          - the person expressed to have sent the instruction did not in fact send it; or

          - the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

     (6) In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

     (7) In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend (normally being the first to register at the Meeting unless otherwise decided at the Meeting) who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives - www.icsa.org.uk - for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.



     (8) The Directors are Lord Butler* (who will retire as a Director on 30 May 2008), S A Catz (who will be appointed a Director on 1 May 2008), V H C Cheng, J D Coombe+, Baroness Dunn* (who will retire as a Director on 30 May 2008), J L Dura n+, R A Fairhead+, D J Flint, A A Flockhart (who will be appointed a Director on 1 May 2008), W K L Fung*, M F Geoghegan, S K Green, S T Gulliver (who will be appointed a Director on 1 May 2008), J W J Hughes-Hallett+, W S H Laidlaw+, Sir Brian Moffat* (who will retire as a Director on 30 May 2008), Sir Mark Moody-Stuart+, G Morgan+, N R N Murthy (who will be appointed a Director on 1 May 2008), S W Newton+, S M Robertson+, and Sir Brian Williamson+. The Group Chairman has confirmed that, following performance evaluation, the non-executive Directors standing for re-election continue to perform effectively and demonstrate commitment to their roles. The particulars required to be disclosed, pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, of the Directors standing for re-election are:

         + Safra Ada Catz, BS, JD
          Age 46. A non-executive Director of HSBC Holdings plc with effect from 1 May 2008. President and Chief Financial Officer of Oracle Corporation. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and was appointed to the Board of Directors in 2001.

          S A Catz brings to the board as a non-executive director a background in international business leadership, having helped transform Oracle into the second biggest producer of management software and the world's leading supplier of software for information management. It is the belief of the Board that S A Catz is fully able to discharge her duties as an independent non-executive Director.

          Vincent Cheng Hoi Chuen, MPhil, BSocSc
          Age 59. An executive Director of HSBC Holdings plc since 1 February 2008. Chairman of The Hongkong and Shanghai Banking Corporation Limited. Chairman of HSBC Bank (China) Company Limited and HSBC Investments (Hong Kong) Limited and a Director of HSBC Bank Australia Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. A Director of Great Eagle Holdings Limited and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Vice Chairman of the China Banking Association from 10 December 2007. Appointed a member of the National Committee of the 11th Chinese People's Political Consultative Conference (CPPCC), and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005. A Director of Swire Pacific Limited from 2005 to January 2008.

          V H C Cheng brings to the board, as an executive director, extensive experience in Asia. He is Chairman of HSBC's Asia operations and has 30 years' business experience, particularly in mainland China and Hong Kong. He is also an expert public policy adviser and economist.

         + John David Coombe, FCA, FCT

          Age 62. A non-executive Director of HSBC Holdings plc since 2005. A member of the Group Audit Committee and of the Remuneration Committee. Chairman of Hogg Robinson plc. A non-executive Director of Home Retail Group plc and a trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc and a former member of the Supervisory Board of Siemens AG. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

          + Jose Luis Duran

          Age 43. A non-executive Director of HSBC Holdings plc since 1 January 2008. Chief Executive of Carrefour SA and Chairman of its Management Board of Directors. Joined Carrefour SA in 1991. Chief Financial Officer and Managing Director, Organisation and Systems of Carrefour SA from 2001 to 2005.

          J L Duran brings to the board as a non-executive director a background in both developed and emerging markets. He has held a number of positions within Carrefour's businesses in Spain, southern Europe and the Americas, and was appointed Chief Financial Officer and Managing Director, Organisation and Systems in 2001. In 2005 he became Chief Executive and was appointed Chairman of the Management Board. It is the belief of the Board that J L Duran is fully able to discharge his duties as an independent non-executive Director.

          Douglas Jardine Flint, CBE, BAcc (Hons), CA, FCMA, PMD (Harvard), Group Finance Director Age 52. Joined HSBC Holdings plc as an executive Director in 1995. Non-executive Chairman of HSBC Finance Corporation. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs. Chaired the Financial Reporting Council's review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

          Alexander Andrew Flockhart, CBE
          Age 56. An executive Director of HSBC Holdings plc with effect from 1 May 2008. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking. Joined HSBC in 1974. A Director of Hang Seng Bank Limited, HSBC Bank Australia Limited, HSBC Bank (China) Company Limited, and Chairman of HSBC Bank Malaysia Berhad. Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Chief Executive Officer, Mexico from 2002 to October 2006. President and Group Managing Director Latin America and the Caribbean from October 2006 to 20 July 2007. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006.

          A A Flockhart brings to the board as an executive Director an international background with over 30 years' experience at HSBC. He has oversight of HSBC's Asia operations in 19 countries and territories and is also Global Head of Commercial Banking.

          A A Flockhart is often referred to in communications by the Company as Sandy Flockhart.


          * Dr William  Kwok Lun Fung,  OBE,  BSE,  MBA
          Age 59. A non-executive Director of HSBC Holdings plc since 1998. A member of the Corporate Sustainability Committee. Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. Group Managing Director of Li & Fung Limited. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited, Convenience Retail Asia Limited, Shui On Land Limited and VTech Holdings Limited. A member of the Hong Kong Trade Development Council. A former non-executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

          Stuart Thomson Gulliver, M.A. Oxon
          Age 49. An executive Director of HSBC Holdings plc with effect from 1 May 2008. Chief Executive of Global Banking and Markets and HSBC Global Asset Management. Joined HSBC in 1980. A Director of HSBC Bank plc, HSBC Private Banking Holdings (Suisse) SA, HSBC USA Inc. and The Hongkong and Shanghai Banking Corporation Limited. A member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002. Head of Global Markets from 2002 to 2003 and Co-Head of Global Banking and Markets from 2003 to May 2006. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004.

          S T  Gulliver  brings  to  the  board  as  an  executive  director  an international background with over 28 years' experience at HSBC, particularly in Asia. Global Banking and Markets, is the wholesale banking division of the Group with operations in more than 60 countries and territories.

          + James Wyndham John Hughes-Hallett, FCA
          Age 58. A non-executive Director of HSBC Holdings plc since 2005. A member of the Group Audit Committee and of the Nomination Committee. Chairman of John Swire & Sons Limited. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A Director of China Festival 2008. A trustee of the Dulwich Picture Gallery and the Esmee Fairbairn Foundation. A member of The Hong Kong Association and of the Governing Body of the School of Oriental and African Studies, University of London.

          + William Samuel Hugh Laidlaw, MA, MBA
          Age 51. A non-executive Director of HSBC Holdings plc since 1 January 2008. Chief Executive Officer of Centrica plc. A Trustee of RAFT, a medical charity for burns and reconstructive surgery. A member of the Business Council for International Understanding. President and Chief Operating Officer of Amerada Hess Corporation from 1995 to 2001. Chief Executive Officer of Enterprise Oil plc from 2001 to 2002. Executive Vice President of Chevron Corporation from 2003 to 2006, and a non-executive Director of Hanson PLC from 2003 to August 2007.

          W S H Laidlaw brings to the board as a non-executive director significant international experience, having had responsibility for businesses on four continents. It is the belief of the Board that W S H Laidlaw is fully able to discharge his duties as an independent non-executive Director.

          + Narayana Ramarao Nagavara Murthy, CBE
          Age 61. A non-executive Director of HSBC Holdings plc with effect from 1 May 2008. Chairman and Chief Mentor of Infosys Technologies Limited, and former Chief Executive Officer. An independent non-executive Director of Unilever plc and New Delhi Television Limited and a Director of the United Nations Foundation. An independent non-executive Director of DBS Bank Limited until 2 April 2008.

          N R N Murthy brings to the board a background in India. He founded Infosys Technologies Limited in India in 1981 and was CEO for 21 years. Under his leadership, Infosys was listed on NASDAQ in 1999 and today has offices in 23 countries and territories, employing over 80,000 staff covering 66 nationalities. It is the belief of the Board that N R N Murthy is fully able to discharge his duties as an independent non-executive Director.

          + Stewart Worth Newton, FCA
          Age 66. A non-executive Director of HSBC Holdings plc since 2002. A member of the Group Audit Committee. Chairman of The Real Return Group Limited. A Member of the Investment Committee of The Wellcome Trust, and the Investment Board of Cambridge University. A Council Member of Imperial College, London and Chairman of the committee advising the Council on the College Fund. An adviser to the Investment Committee of the Royal Marsden NHS Foundation Trust.

          * Non-executive Director
          + Independent non-executive Director

          None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder.

          V H C Cheng, A A Flockhart and S T Gulliver are members of the Group Management Board of HSBC Holdings plc. The Group Management Board is chaired by M F Geoghegan, the Group Chief Executive of HSBC Holdings plc and D J Flint, the Group Finance Director of HSBC Holdings plc, is a member. Baroness Dunn, W K L Fung, M F Geoghegan, S K Green and J W J Hughes-Hallett are Directors of HSBC Holdings plc who are, or previously served as, Directors of The Hongkong and Shanghai Banking Corporation Limited, of which Mr Cheng, Mr Flockhart and Mr Gulliver are also Directors. Baroness Dunn and J W J Hughes-Hallett are Directors of Swire Pacific Limited, of which Mr Cheng was also a Director from 2005 to 31 January 2008.

          Mr Flockhart serves on the boards of Hang Seng Bank Limited and HSBC Bank (China) Company Limited with other Directors and members of the senior management of HSBC Holdings plc.

          Mr Gulliver serves on the boards of HSBC Bank plc, HSBC Bank USA, National Association, HSBC National Bank USA, HSBC Private Banking Holdings (Suisse) SA, HSBC USA Inc. and HSBC Trinkaus & Burkhardt AG with other Directors and members of the senior management of HSBC Holdings plc.

          J D Coombe, an independent non-executive Director of HSBC Holdings plc, served with D J Flint, the Group Finance Director of HSBC Holdings plc, on the Accounting Standards Board and on the Financial Reporting Council's review of the Turnbull guidance on internal control. HSBC provides banking services to his former employer, GlaxoSmithKline plc, from which he retired as a director in March 2005. Mr Coombe is a Director of Home Retail Group plc and, until January 2008, was a Director of Siemens AG both of which have banking relationships with HSBC. He is Chairman of Hogg Robinson plc who provides travel services to, and has banking relationships with, HSBC.

          J W J Hughes-Hallett, an independent non-executive Director of HSBC Holdings plc, is Chairman of John Swire & Sons Limited and a Director of Swire Pacific Ltd. Baroness Dunn, a non-executive Director of HSBC Holdings plc, serves as a Director of both companies. They both serve as Trustees of The Swire Educational Trust. V H C Cheng, an executive Director of HSBC Holdings plc, was a Director of Swire Pacific Limited until January 2008. Mr Hughes-Hallett is a Director of The Hong Kong Association with S K Green, the Group Chairman of HSBC Holdings plc, and Baroness Dunn. He is also a Director of China Festival 2008 with S K Green. A non-wholly owned subsidiary of John Swire & Sons Limited, Hong Kong Aircraft Engineering Company Limited (HAECO), owns 45 per cent of Hong Kong Aero Engine Services Limited (HAESL). Another 45 per cent of HAESL is owned by Rolls Royce Group plc, of which S M Robertson, an independent non-executive Director of HSBC Holdings plc, is non-executive Chairman. HAECO also provides management services to HAESL.

          W S H Laidlaw, an independent non-executive Director of HSBC Holdings plc, was Chief Executive Officer of Enterprise Oil plc from 2001 to 2002. During this time, Sir Brian Moffat, a non-executive Director of HSBC Holdings plc, also served as a non-executive Director of Enterprise Oil plc.

          According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 3 March 2008 (the date of the Report of the Directors), all beneficial unless otherwise stated. J L Duran, had no interests in the shares and loan capital of HSBC at 3 March 2008. Changes in Directors' interests since approval of the Report of the Directors on 3 March 2008 are shown in note (14) below.


          HSBC Holdings ordinary shares
          of US$0.50                                                                             Percentage of
                                        Beneficial            Controlled     Equity     Total         ordinary
                                             owner   Trustee  corporationderivatives interests shares in issue

          V H C Cheng                      241,469         -           -   3,070(1)   244,539             0.00
          J D Coombe                        12,655  33,799(2)          -          -    46,454             0.00
          D J Flint                         84,349  29,610(3)          -   2,310(1)   116,269             0.00
          W K L Fung                       328,000         -           -          -   328,000             0.00
          J W J Hughes-Hallett                   -  554,435(2)         -          -   554,435             0.00
          W S H Laidlaw                     20,000  4,500(2)           -          -    24,500             0.00
          S W Newton                         5,963         -      51,464          -    57,427             0.00


         1    Savings-related share options
--------------------------------------------------------------------------------
         2    Non-beneficial
         3    Non-beneficial interest in 9,870 HSBC Holdings ordinary shares of US$0.50.

          At 3 March 2008, V H C Cheng and D J Flint had additional interests, which are categorised as the interests of a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong, in 408,022 and 770,018 HSBC Holdings ordinary shares of US$0.50 respectively arising from conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Share Plan, subject to the vesting arrangements summarised on pages 36 to 37 of the Annual Review and set out on pages 325 to 327 and pages 331 to 332 of the Annual Report and Accounts. The aggregate interests of V H C Cheng and D J Flint in HSBC Holdings ordinary shares of US$0.50 including interests arising through conditional awards of Performance Shares and awards of Restricted Shares were 652,561 and 886,287 shares respectively (less than 0.01 per cent of the shares in issue).

          At 3 March 2008, when their appointments as Directors with effect from 1 May 2008 were announced, A A Flockhart and S T Gulliver had beneficial interests in 131,571 and 2,022,961 HSBC Holdings ordinary shares of US$0.50 respectively. At 3 March 2008, A A Flockhart and S T Gulliver had additional interests, which are categorised as the interests of a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong, in 274,502 and 424,601 HSBC Holdings ordinary shares of US$0.50 respectively arising from conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Share Plan, subject to the vesting arrangements summarised on pages 36 to 37 of the Annual Review and set out on pages 325 to 327 and pages 331 to 332 of the Annual Report and Accounts, and in 51,167 and 743,796 HSBC Holdings ordinary shares of US$0.50 respectively arising from awards of Restricted Shares under the HSBC Share Plan. Mr Flockhart also had interests in options over 1,332 HSBC Holdings ordinary shares of US$0.50 granted under the HSBC Holdings Savings-Related Share Option Plan: International and options over 22,500 HSBC Holdings ordinary shares of US$0.50 granted under the HSBC Holdings Executive Share Option Scheme. The aggregate interests of A A Flockhart and S T Gulliver in HSBC Holdings ordinary shares of US$0.50 including interest arising through conditional awards of Performance Shares and awards of Restricted Shares were 481,072 and 3,191,358 shares (less than 0.01 and 0.03 per cent of the shares in issue) respectively.

          S A Catz and N R N Murthy had no interests in the shares and loan capital of HSBC at 3 March 2008, the date on which their appointments as Directors with effect from 1 May 2008 were announced.

          S A Catz, J D Coombe, J L Duran, W K L Fung, J W J Hughes-Hallett, W S H Laidlaw, N R N Murthy and S W Newton, non-executive Directors who are standing for re-election, each receive a Director's fee of GBP65,000 per annum. Non-executive Directors' fees, which are regularly reviewed and compared with other large international companies, were authorised by Shareholders at the 2006 Annual General Meeting, following a comprehensive review of fees paid in other major UK companies. In addition, J D Coombe receives fees totalling GBP40,000 per annum as a member of the Group Audit Committee and the Remuneration Committee. W K L Fung receives fees totalling GBP20,000 per annum as a member of the Corporate Sustainability Committee. Mr Fung also receives a fee of HK$450,000 (GBP28,816) per annum as a director of The Hongkong and Shanghai Banking Corporation Limited. J W J Hughes-Hallett receives fees totalling GBP40,000 per annum as a member of the Group Audit Committee and the Nomination Committee. S W Newton receives a fee of GBP20,000 per annum as a member of the Group Audit Committee. Committee fees are determined by the Board. Those Directors to whom fees are payable do not participate in that determination.

          Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their re-election by shareholders, the terms of appointment for the non-executive Directors standing for re-election will expire: in 2009 in respect of W K L Fung and S W Newton; and in 2011 in respect of S A Catz, J D Coombe, J L Duran, J W J Hughes-Hallett, W S H Laidlaw and N R N Murthy. The terms of appointment for the non-executive Directors are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours and will be available for inspection at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.

          V H C Cheng and A A Flockhart are employed on rolling contracts dated 1 October 1978 and 6 July 1974 respectively, which require three months' notice to be given by either party.D J Flint is employed on a rolling contract dated 29 September 1995 which requires 12 months' notice to be given by the Company and nine months' notice to be given by Mr Flint.

          S T Gulliver is employed on a rolling contract dated 8 December 2005 which requires twelve months' notice to be given by either party. Under each of their terms of employment, V H C Cheng, D J Flint, A A Flockhart and S T Gulliver receive a basic salary and are eligible for a discretionary annual bonus and long term incentive award. The basic salaries of V H C Cheng, D J Flint, A A Flockhart and S T Gulliver are HK$7,500,000, GBP700,000, HK$4,494,384 and GBP600,000 per annum respectively. The performance factors to determine the discretionary annual bonuses are explained on page 35 of the Annual Review and on pages 323 to 324 of the Annual Report and Accounts. From 2008, remuneration policy for executive Directors is intended to provide competitive rates of base salary targeted at the market median of the remuneration comparator group whilst providing an opportunity for top quartile total compensation for higher levels of performance with a greater proportion of total compensation being share-based. Copies of the service contracts of the executive Directors will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong during usual business hours on any business day from the date of this Notice until the date of Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting. Save as disclosed above there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     (9) The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares (or sell shares held by the Company in treasury following an own share purchase) up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

     (10) The purpose of the authority to be conferred by Resolution 7 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 27 March 2008 (the latest practicable date prior to printing of this document) was 281,045,726 which represented 2.37 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 27 March 2008 would represent
          2.63 per cent of the issued ordinary share capital.

     (11) The purpose of Resolutions 8 and 9 are to make alterations to the Articles of Association to reflect certain of the provisions of the UK Companies Act 2006 which have come into force on 1 October 2007 and which will come into force on 6 April 2008 and 1 October 2008 and other related matters, further details of which are contained in Appendix II.

          Copies of the Articles of Association of the Company and the Articles of Association of the Company as proposed to be amended by the provisions of Resolutions 8 and 9 will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.

     (12) The purpose of Resolution 10 is to amend the rules of the HSBC Share Plan. A copy of the rules as proposed to be amended by Resolution 10 and a copy of the current rules will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.

     (13) For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

     (14) The following changes in the interests of Directors and of the Directors to be appointed with effect from 1 May 2008, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have been notified to the Company during the period from approval of the Report of the Directors and of the announcements of the appointments of S A Catz, A A Flockhart, S T Gulliver and

          N R N Murthy as Directors with effect from 1 May 2008 on 3 March 2008 to 27 March 2008 (the latest practicable date prior to the printing of this document):

         (a) A A Flockhart acquired a beneficial interest in 22,500 HSBC Holdings ordinary shares of US$0.50 by the exercise of an option and sold 18,515 HSBC Holdings ordinary shares of US$0.50;

         (b) The undernamed Directors were awarded Restricted Shares under the HSBC Share Plan which give rise to additional interests as beneficiaries of a trust in the number of HSBC Holdings ordinary shares of US$0.50 shown below:

               V H C Cheng 82,295
               S T Gulliver 458,708
               A A Flockhart 11,929

         (c) Upon the release of a Restricted Share award under the HSBC Share Plan, S T Gulliver's interests categorised as a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong were reduced by 294,528 HSBC Holdings ordinary shares of US$0.50. 120,755 HSBC Holdings ordinary shares of US$0.50 were sold by the trustees of the Plan to meet the tax liability. S T Gulliver retained 88,804 HSBC Holdings ordinary shares of US$0.50 and transferred 84,969 HSBC Holdings ordinary shares of US$0.50 to
               his   spouse.

    (15) The following notifications of major shareholdings have been received by the Company pursuant to the requirements of UK Financial Services Authority Disclosure and Transparency Rule 5:

         o Singularis Holdings Limited; AWAL Trust Company Limited; and Maan Abdulwahed Al Sanea gave notice on 16 April 2007 of an indirect interest on 16 April 2007 in 360,055,575 HSBC Holdings ordinary shares, representing 3.11 per cent of the ordinary shares in issue at that date.

         o Barclays PLC gave notice on 17 April 2007 of an indirect interest on 16 April 2007 in 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

          o Legal and General Group Plc gave notice on 27 March 2008 of a direct interest on 26 March 2008 in 543,241,591 HSBC Holdings ordinary shares, representing 4.57 per cent of the ordinary shares in issue at that date.

    (16) In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Annual General Meeting - 30 May 2008

If there is a question or questions you would like to have addressed at the Annual General Meeting on 30 May 2008, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to agmquestions@hsbc.com.

Questions.......................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs, which are unlikely to be relevant to the business of the Meeting. Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  3 April, 2008